CHAPMAN AND CUTLER LLP
                         111 WEST MONROE STREET
                         CHICAGO, ILLINOIS 60603


                            November 15, 2007


Ms. Sally Samuel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:   First Defined Portfolio Fund, LLC
               Post-Effective Amendment No. 12 to the
               Registration Statement on Form N-1A
               (File Nos. 333-72447 and 811-09235)
               --------------------------------------

Dear Ms. Samuel:

         We recently received your oral comments regarding Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A of First Defined Portfolio Fund, LLC (the "Trust") filed on September 19, 2007. This letter serves to respond to your comments.

COMMENT 1

          1. Please eliminate the horizontal lines that appear on the performance bar charts. Only the line indicating zero should remain.

RESPONSE TO COMMENT 1

         In response to your comment, the tables have been revised.

COMMENT 2

          2. Please confirm that the change in investment strategy noted on footnote 2 on page 16 of the prospectus did not require shareholder approval.

RESPONSE TO COMMENT 2

         The change in strategy noted in footnote 2 did not require shareholder approval.

COMMENT 3

          3. On page 17 of the prospectus, use "N/A" instead of " None" in the Shareholder Fees table.

RESPONSE TO COMMENT 3

         In response to your comment, the table has been revised.

COMMENT 4

          4. On page 28 of the prospectus, the Trust's frequent trading policy is disclosed. Please indicate whether the Trust has entered into an agreement with American Skandia relating to frequent trading.

RESPONSE TO COMMENT 4

         In response to your comment, disclosure has been added that indicates that First Trust Portfolios LP, the Trust's distributor, has entered into an agreement with American Skandia. The agreement allows the Trust access to information regarding shareholders and transactions and allows the Trust to restrict future purchases and exchanges.

COMMENT 5

          5. On the back cover page of the prospectus, use (202) 551-8090 as the telephone number of the Securities and Exchange Commission.

RESPONSE TO COMMENT 5

         In response to your comment, the back page has been revised.

COMMENT 6

          6. On page 55 of the Statement of Additional Information ("SAI"), the Trust's portfolio holdings disclosure policy is provided. Please indicate the parties that may receive advance disclosure of portfolio holdings.

RESPONSE TO COMMENT 6

         In response to your comment, we have revised the disclosure to provide the names of the parties that may receive portfolio holdings information prior to its broad dissemination.

TANDY ACKNOWLEDGEMENT

         In connection with the Trust's registration statement, the Trust acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

          o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                             Sincerely yours,

                             CHAPMAN AND CUTLER LLP

                             By: /s/ Morrison C. Warren
                                 --------------------------------
                                 Morrison C. Warren


cc:      W. Scott Jardine
         Eric F. Fess
         Ms. Chele Quintos